SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)1

                           Coventry Health Care, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    222862104
                                 (CUSIP Number)

                               Karen E. Shaff,Esq.
                        Principal Mutual Holding Company
                                 711 High Street
                             Des Moines, Iowa 50392
                                  (515)247-6139
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:

                              John W. Blouch, Esq.
                              Jones & Blouch L.L.P.
                       1025 Thomas Jefferson Street, N.W.
                                   Suite 410E
                              Washington, DC 20007
                                  (202)223-3500

                                September 8, 2000
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 3d-1(c), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act however, see the Notes).


                                  SCHEDULE 13D

CUSIP No. 222862104
-------------------

     1    NAME OF REPORTING PERSON
               Principal Mutual Holding Company

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [x]
                                                                        (b) [_]

     3    SEC USE ONLY


     4    SOURCE OF FUNDS

               OO

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [_]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Iowa

    NUMBER OF      7    SOLE VOTING POWER
     SHARES                  0
  BENEFICIALLY
    OWNED BY       8    SHARED VOTING POWER
      EACH                   15,117,395 (See Item 5)
    REPORTING
     PERSON        9    SOLE DISPOSITIVE POWER
      WITH                   0

                  10    SHARED DISPOSITIVE POWER
                             15,117,395 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               15,117,395  (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [_]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               25.5%

    14    TYPE OF REPORTING PERSON

               HC


                                  SCHEDULE 13D

CUSIP No. 222862104
-------------------

     1    NAME OF REPORTING PERSON
               Principal Financial Group, Inc.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [x]
                                                                        (b) [_]

     3    SEC USE ONLY


     4    SOURCE OF FUNDS

               OO

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [_]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Iowa

    NUMBER OF      7    SOLE VOTING POWER
     SHARES                  0
  BENEFICIALLY
    OWNED BY       8    SHARED VOTING POWER
      EACH                   15,117,395 (See Item 5)
    REPORTING
     PERSON        9    SOLE DISPOSITIVE POWER
      WITH                   0

                  10    SHARED DISPOSITIVE POWER
                             15,117,395 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               15,117,395  (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [_]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               25.5%

    14    TYPE OF REPORTING PERSON

               HC


                                  SCHEDULE 13D

CUSIP No. 222862104
-------------------

     1    NAME OF REPORTING PERSON
               Principal Financial Services, Inc.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [x]
                                                                        (b) [_]

     3    SEC USE ONLY


     4    SOURCE OF FUNDS

               OO

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [_]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Iowa

    NUMBER OF      7    SOLE VOTING POWER
     SHARES                  0
  BENEFICIALLY
    OWNED BY       8    SHARED VOTING POWER
      EACH                   15,117,395 (See Item 5)
    REPORTING
     PERSON        9    SOLE DISPOSITIVE POWER
      WITH                   0

                  10    SHARED DISPOSITIVE POWER
                             15,117,395 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               15,117,395  (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [_]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               25.5%

    14    TYPE OF REPORTING PERSON

               HC


                                  SCHEDULE 13D

CUSIP No. 222862104
-------------------

     1    NAME OF REPORTING PERSON
               Principal Life Insurance Company

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [x]
                                                                        (b) [_]

     3    SEC USE ONLY


     4    SOURCE OF FUNDS

               OO

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [_]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Iowa

    NUMBER OF      7    SOLE VOTING POWER
     SHARES                  0
  BENEFICIALLY
    OWNED BY       8    SHARED VOTING POWER
      EACH                   15,117,395 (See Item 5)
    REPORTING
     PERSON        9    SOLE DISPOSITIVE POWER
      WITH                   0

                  10    SHARED DISPOSITIVE POWER
                             15,117,395 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               15,117,395  (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [_]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               25.5%

    14    TYPE OF REPORTING PERSON

               IC


                                  SCHEDULE 13D

CUSIP No. 222862104
-------------------

     1    NAME OF REPORTING PERSON
               Principal Holding Company

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [x]
                                                                        (b) [_]

     3    SEC USE ONLY


     4    SOURCE OF FUNDS

               OO

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [_]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Iowa

    NUMBER OF      7    SOLE VOTING POWER
     SHARES                  0
  BENEFICIALLY
    OWNED BY       8    SHARED VOTING POWER
      EACH                   15,117,395 (See Item 5)
    REPORTING
     PERSON        9    SOLE DISPOSITIVE POWER
      WITH                   0

                  10    SHARED DISPOSITIVE POWER
                             15,117,395 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               15,117,395  (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [_]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               25.5%

    14    TYPE OF REPORTING PERSON

               HC

                                  SCHEDULE 13D

CUSIP No. 222862104
-------------------

     1    NAME OF REPORTING PERSON
               Principal Health Care, Inc.

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [x]
                                                                        (b) [_]

     3    SEC USE ONLY


     4    SOURCE OF FUNDS

               OO

     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                [_]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Iowa

    NUMBER OF      7    SOLE VOTING POWER
     SHARES                  0
  BENEFICIALLY
    OWNED BY       8    SHARED VOTING POWER
      EACH                   15,103,487 (See Item 5)
    REPORTING
     PERSON        9    SOLE DISPOSITIVE POWER
      WITH                   0

                  10    SHARED DISPOSITIVE POWER
                             15,103,487 (See Item 5)

    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               15,103,487  (See Item 5)

    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                            [_]

    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               25.5%

    14    TYPE OF REPORTING PERSON

               CO


         This Amendment No. 1 amends the Schedule 13D filed on April 13, 1998 (as amended, the "Schedule 13D") on behalf of Principal Life Insurance Company (formerly, Principal Mutual Life Insurance), Principal Holding Company and Principal Health Care, Inc., relating to the common stock, par value $0.01 per share, of Coventry Health Care, Inc., a Delaware corporation ("CHC"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

         Item 2 is amended to read as follows:

Item 2.  Identity and Background.
------   ------------------------

         This statement is being filed by: (i) Principal Mutual Holding Company ("PMHC"), (ii) Principal Financial Group, Inc. ("PFG"), (iii) Principal Financial Services, Inc. ("PFS"), (iv)Principal Life Insurance Company, formerly Principal Mutual Life Insurance Company ("PLIC" or "PM"),(v)Principal Holding Company ("PH"), and (vi)Principal Health Care, Inc.("PHC").

         After the initial filing of the Schedule 13D, PLIC reorganized from a mutual life insurance company to a stock life insurance company and in that connection changed its name and became an indirect, wholly-owned subsidiary of PMHC, a mutual insurance holding company which is an Iowa corporation. The intermediate holding companies are PFG and PFS, both Iowa corporations. The address of the principal business and principal office of each of PMHC, PFG and PFS is 711 High Street, Des Moines, Iowa 50392.

         PLIC is a stock insurance company organized under the laws of the State of Iowa. The present principal business activity of PLIC is the provision of products and services for businesses, groups and individuals including individual insurance, pension plans and group/employee benefits. The address of its principal business and principal office is 711 High Street, Des Moines, Iowa 50392.

         PH is a corporation incorporated under the laws of the State of Iowa. It is a wholly- owned subsidiary of PM. PH is a holding company for the non-life insurance subsidiaries of PM. The address of its principal business and principal office is 711 High Street, Des Moines, Iowa 50392.

         PHC is a corporation incorporated under the laws of the State of Iowa. It is a direct wholly-owned subsidiary of PH and an indirect wholly-owned subsidiary of PLIC. PHC's principal business is the development and administration of managed care arrangements such as preferred provider organizations and health maintenance organizations. The address of PHC's principal business and principal office is 711 High Street, Des Moines, Iowa 50392.

         By virtue of their ownership and control of PHC, PMHC, PFG, PFS, PLIC and PH have the ultimate voting and dispositive power with respect to the shares of CHC Common Stock held by PHC and may be deemed indirect beneficial owners of all the shares of CHC Common Stock owned by PHC within the meaning of Rule 13d-3(a) under the Act.

         Each of PMHC, PFG, PFS, PLIC, PH and PHC is hereinafter referred to individually as a "Reporting Person" and collectively as "Reporting Persons." As discussed below, the Reporting Persons collectively may be deemed to be a group, within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Act"), beneficially owning, in the aggregate, 15,117,395 shares of CHC Common Stock or approximately 25.5% of the outstanding shares of CHC Common Stock within the meaning of Rule 13d-3(a) of the Act.

         Attached as Schedule B hereto and incorporated by reference herein is a list of all Directors and Executive Officers of each Reporting Person. Such Schedule B also sets forth the principal business address and principal occupation or employment of each person listed thereon.

         All the Directors and Executive Officers of the Reporting Persons are United States citizens, except as otherwise indicated on Schedule B.

         During the last five years, except as set forth below, none of the Reporting Persons, or the Directors or Executive Officers of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, except as set forth below, none of the Reporting Persons, or the Directors or Executive Officers of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to, federal or state securities law.


         Item 5 is amended to read as follows:

Item 5.  Interest in Securities of the Issuer.
------   -------------------------------------
         (a) - (b)As of the date hereof, PHC beneficially owns 15,103,487 shares of CHC Common Stock.

         In addition, as of the date hereof, Invista Capital Management, LLC ("Invista"), a direct wholly-owned subsidiary of PH, and an indirect wholly-owned subsidiary of PLIC, may be deemed to be the beneficial owner of an additional 13,908 shares of CHC Common Stock. Invista is a corporation incorporated under the laws of the state of Iowa. The present principal business activity of Invista is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. The address of Invista's principal business and principal office is 699 Walnut, 1800 Hub Tower, Des Moines, Iowa 50309. Invista, using funds provided by holders of certain investment accounts for which Invista acts as investment adviser, acquires from time to time shares of CHC Common Stock for those accounts. Invista has voting and dispositive power with respect to the shares held by the accounts. Shares are acquired and held for the accounts for investment purposes only.

         PMHC, PFG, PFS, PLIC and PH, by virtue of their ownership and control of PHC and Invista, may be deemed to share the power to vote or dispose of, or direct the voting or disposition of, 15,117,395 shares of CHC Common Stock, and therefore may be deemed beneficial owners of the shares of CHC Common Stock beneficially owned by PHC (15,103,487 shares) and Invista (13,908 shares) within the meaning of Rule 13d-3(a) under the Act.

         The Reporting Persons acted together for the purposes of acquiring, holding, voting or disposing of CHC Common Stock. Furthermore, PLIC and PHC are parties to the Shareholders' Agreement. The Shareholders' Agreement obligates PLIC and PHC to act in concert with respect to certain matters concerning CHC. As a result, the Reporting Persons may be deemed to constitute a group within the meaning of the Act which pursuant to Rule 13d-5(b)(1) may be deemed to have acquired beneficial ownership of all shares of CHC Common Stock beneficially held by each member of the group, an aggregate of 15,117,395 shares of CHC Common Stock or 25.5% of the outstanding shares of CHC Common Stock.

         (c) None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named on Exhibit B hereto, has effected any transactions in CHC Common Stock during the past 60 days except as described herein.

         On September 8, 2000, PHC sold 10,000,000 shares of CHC Common Stock at a price of $10 per share. The sale was made pursuant to a purchase agreement (the "Purchase Agreement") dated May 5, 2000, to which PHC and Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V. (the "Purchasers") are parties whereby the Purchasers agreed to purchase 10,000,000 shares of CHC Common Stock from PHC at a purchase price of $10.00 per share for an aggregate purchase price of $100,000,000. The Purchase Agreement was subject to certain conditions including, without limitation, the receipt of regulatory and governmental approvals.

         (d) As an investment adviser, Invista invested funds of investment accounts for which Invista acts as investment adviser in CHC Common Stock. Consequently, the persons who have interests in such investment accounts are the beneficiaries of the right to receive dividends from, or the proceeds from the sale of, shares of CHC Common Stock for which Invista may be deemed the beneficial owner.

         (e) Not applicable.

         Item 6 is amended by adding the following at the end of the first paragraph: "PHC is a party to the Purchase Agreement. See Item 5(c) and Exhibit E."

         Item 7 is amended to read as follows:

Item 7.  Exhibits.
------   ---------

Exhibit A:     Joint  Filing  Agreement  dated  October 13,  2000,  among the
               Reporting Persons.

Exhibit B:     Directors and Executive  Officers  of  the Reporting  Persons (as
               of October 13, 2000).

Exhibit C:     Shareholders' Agreement  dated  April 1, 1998, among  PM, PHC and
               CHC (previously filed).

Exhibit D:     Warrant  dated  as of  March  31,  1998,  issued  by  CHC  to  PM
               (previously filed).

Exhibit E:     Purchase  Agreement  by  and among PHC and  the Purchasers  dated
               May 5, 2000  (incorporated by reference to Exhibit 1 to Amendment
               No. 6 to Schedule 13D relating,  to CHC Common Stock filed by the
               Purchasers, among others, on May 11, 2000).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 2000

                                 PRINCIPAL MUTUAL HOLDING COMPANY

                                 By:/s/Joyce N. Hoffman_____________________
                                       -------------------------------------
                                         Joyce N. Hoffman
                                         Vice President & Corporate Secretary


                                 PRINCIPAL FINANCIAL GROUP, INC.

                                 By:/s/Joyce N. Hoffman_____________________
                                       -------------------------------------
                                         Joyce N. Hoffman
                                         Vice President & Corporate Secretary


                                 PRINCIPAL FINANCIAL SERVICES, INC.

                                 By:/s/Joyce N. Hoffman_____________________
                                       -------------------------------------
                                         Joyce N. Hoffman
                                         Vice President & Corporate Secretary


                                 PRINCIPAL LIFE INSURANCE COMPANY

                                 By:/s/Joyce N. Hoffman_____________________
                                       -------------------------------------
                                         Joyce N. Hoffman
                                         Vice President & Corporate Secretary


                                 PRINCIPAL HOLDING COMPANY

                                 By:/s/Joyce N. Hoffman_____________________
                                       -------------------------------------
                                         Joyce N. Hoffman
                                         Vice President & Corporate Secretary


                                 PRINCIPAL HEALTH CARE, INC.

                                 By:/s/Joyce N. Hoffman_____________________
                                       -------------------------------------
                                         Joyce N. Hoffman
                                         Vice President & Corporate Secretary


                                    EXHIBIT A

                             Joint Filing Agreement

         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the parties hereto agrees with the other parties that the statement on Schedule 13D pertaining to certain securities of Coventry Health Care, Inc. to which this agreement is an exhibit is filed by and on behalf of each such party and that any amendment thereto will be filed on behalf of each such party.

Dated:  October 13, 2000



                                 PRINCIPAL MUTUAL HOLDING COMPANY

                                 By:/s/Joyce N. Hoffman_____________________
                                       -------------------------------------
                                         Joyce N. Hoffman
                                         Vice President & Corporate Secretary


                                 PRINCIPAL FINANCIAL GROUP, INC.

                                 By:/s/Joyce N. Hoffman_____________________
                                       -------------------------------------
                                         Joyce N. Hoffman
                                         Vice President & Corporate Secretary


                                 PRINCIPAL FINANCIAL SERVICES, INC.

                                 By:/s/Joyce N. Hoffman_____________________
                                       -------------------------------------
                                         Joyce N. Hoffman
                                         Vice President & Corporate Secretary


                                 PRINCIPAL LIFE INSURANCE COMPANY

                                 By:/s/Joyce N. Hoffman_____________________
                                       -------------------------------------
                                         Joyce N. Hoffman
                                         Vice President & Corporate Secretary


                                 PRINCIPAL HOLDING COMPANY

                                 By:/s/Joyce N. Hoffman_____________________
                                       -------------------------------------
                                         Joyce N. Hoffman
                                         Vice President & Corporate Secretary


                                 PRINCIPAL HEALTH CARE, INC.

                                 By:/s/Joyce N. Hoffman_____________________
                                       -------------------------------------
                                         Joyce N. Hoffman
                                         Vice President & Corporate Secretary


                                    EXHIBIT B

            Directors and Executive Officers of the Reporting Persons

                                    Principal Mutual Holding Company
                                    Principal Financial Group, Inc.
                                    Principal Financial Services, Inc.
                                    Principal Life Insurance Company
Directors

Betsy J. Bernard
Executive Vice President --
National Mass Markets
Quest Communications
1801 California Street, 52nd Floor
Denver, Colorado  80202

Jaclyn Carter-Miller
Corporate Vice President and
Chief Marketing Officer
Motorola, Inc.
1000 Corporate Drive, Suite 700
Fort Lauderdale, Florida  33334

David J. Drury
Chairman of the Board
Principal Life Insurance Company
711 High Street
Des Moines, Iowa  50392-0100

Daniel Gelatt
President
NMT Corporation
2004 Kramer Street
Post Office Box 2287
La Crosse, Wisconsin  54602-2287

J. Barry Griswell
President and Chief Executive Officer
Principal Life Insurance Company
Des Moines, Iowa  50392-0100

Charles S. Johnson
Retired Executive Vice President
DuPont
4935 Mesa Capella Drive
Las Vegas, Nevada  89113-1441

William T. Kerr
Chairman and Chief Executive Officer
Meredith Corporation
1716 Locust Street
Des Moines, Iowa  50309-0323

Lee Liu
Retired Chairman of the Board and
Chief Executive Officer
Alliant Energy Corporation
3086 Loggerhead Road
Cedar Rapids, Iowa  52411

Victor H. Loewenstein*
Partner and Member of the Board
Egon Zehnder International
Couvs de Rive #10
CH-1204 Geneva, Switzerland

Ronald D. Pearson
Chairman, President and Chief Financial Officer
Hy-Vee, Inc.
5820 Westown Parkway
West Des Moines, Iowa 50266

Federico F. Pena
Managing Director
Vestar Capital Partners
1225 17th Street, Suite 1660
Denver, Colorado  80202

John R. Price
Managing Director
The Chase Manhattan Corporation
230 Park Avenue - 21st Floor
New York, New York  10169


Dr. Donald M. Stewart
President and Chief Executive Officer
The Chicago Community Trust
222 North LaSalle Street, Suite 1400
Chicago, Illinois  60601-1009

Elizabeth E. Tallett*
President and Chief Executive Officer
Dioscor Inc.
48 Federal Twist Road
Stockton, New Jersey  08559

Fred W. Weitz
President and Chief Executive Officer
Essex Meadows, Inc.
800 Second Avenue, Suite 150
Des Moines, Iowa 50309

*citizens of the United Kingdom


Executive Officers

The principal business address for all Executive Officers of Principal Mutual Holding Company, Principal Financial Group, Inc., Principal Financial Services, Inc. and Principal Life Insurance Company is 711 High Street, Des Moines, Iowa 50392.

David J. Drury
Chairman of the Board

J. Barry Griswell
President and Chief Executive Officer

John E. Aschenbrenner
Executive Vice President

Michael T. Daley
Executive Vice President

Dennis P. Francis
Senior Vice President

Robert A. Slepicka
Senior Vice President

Michael H. Gersie
Executive Vice President

Thomas J. Graf
Senior Vice President

Mary A. O'Keefe
Senior Vice President


Richard L. Prey
Executive Vice President

Gary M. Cain
Senior Vice President

Carl C. Williams
Senior Vice President and Chief Information Officer

Karen E. Shaff
Senior Vice President and
General Counsel

Douglas C. Cunningham
Vice President and Controller

Joyce N. Hoffman
Vice President and Corporate Secretary

Craig L. Bassett
Vice President and Treasurer

Paul F. Bognanno
Senior Vice President

Robb B. Hill
Senior Vice President

C. Robert Duncan
Senior Vice President

Norman R. Sorensen
Senior Vice President

Daniel J. Houston
Senior Vice President

Ellen Z. Lamale
Senior Vice President & Chief Actuary

Larry D. Zimpleman
Senior Vice President

                            Principal Holding Company

The principal business address for all Directors and Officers of Principal Holding Company is 711 High Street, Des Moines, Iowa 50392.

Directors                              Title

John E. Aschenbrenner
Dennis P. Francis
Michael H. Gersie
Thomas J. Graf
J. Barry Griswell
Ellen Z. Lamale
Julia M. Lawler
Richard L. Prey
David J. Drury                         Chairman

Officers                               Title

David J. Drury                         Chairman and CEO
J. Barry Griswell                      President
John E. Aschenbrenner                  Senior Vice President
Paul F. Bognanno                       Senior Vice President
C. Robert Duncan                       Senior Vice President
Dennis P. Francis                      Senior Vice President
Michael H. Gersie                      Senior Vice President
Thomas J. Graf                         Senior Vice President
Robb B. Hill                           Senior Vice President
Mary A. O'Keefe                        Senior Vice President
Richard L. Prey                        Senior Vice President
Robert A. Slepicka                     Senior Vice President
Norman R. Sorensen                     Senior Vice President
Carl C. Williams                       Senior Vice President and
                                         Chief Information Officer
Douglas C. Cunningham                  Vice President and Controller
Craig L. Bassett                       Treasurer
Joyce N. Hoffman                       Vice President and Corporate Secretary


                           Principal Health Care, Inc.

The principal business address for all Directors and Officers of Principal Health Care, Inc. is 711 High Street, Des Moines, Iowa 50392.

Director                               Title

Gary M. Cain
Michael H. Gersie
J. Barry Griswell
Richard L. Helms
Thomas J. Graf                         Chairman

Officer                                Title

Thomas J. Graf                         President
Karen E. Shaff                         Senior Vice President and General Counsel
Gary M. Cain                           Vice President
Richard L. Helms                       Vice President
Joyce N. Hoffman                       Vice President and Corporate Secretary
Craig L. Bassett                       Treasurer
Laura K. Birkenholtz                   Assistant Corporate Secretary